

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Edward Wang
Chief Executive Officer
Pacifico Acquisition Corp.
521 Fifth Avenue 17th Floor
New York, NY 10175

> **Re: Pacifico Acquisition Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed August 3, 2021**
> **File No. 333-258038**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed on August 3, 2021

Exhibits and Financial Statement Schedules, page II-5

1. We note from your exhibit index that you have filed a "form of" legality opinion by Loeb & Loeb LLP. Please file a finalized dated and executed legality opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Real Estate & Construction

cc: Sally Yin